SECURI 05036970 ISSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-13987

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
ING Financial Partners, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
909 Locust Street
(No. and Street)

Des Moines	**IA**	**50309**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Karl Lindberg, President **(515)698-7869**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Ernst & Young LLP
(Name – *if individual, state last, first, middle name*)

600 Peachtree Street Ste 2800	**Atlanta**	**GA**	**30308**
(Address)	(City)	(State)	(Zip Code)

PROCESSED
MAR 15 2005
THOMSON FINANCIAL

CHECK ONE:

X Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02) Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Karl Lindberg, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ING Financial Partners, Inc., as of December 31, 20 04, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

President & CEO

Title

Notary Public

KIMBERLY J. DAVIS
Commission Number 702499
My Commission Expires
March 30, 2006

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (I) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ING Financial Partners, Inc.
(formerly Washington Square Securities, Inc.)
Audited Consolidated Financial Statements and Supplemental Information
For the year ended December 31, 2004

Contents

ERNST & YOUNG

Ernst & Young LLP
Suite 2800
600 Peachtree Street
Atlanta, Georgia 30308-2215

Phone: (404) 874-8300
www.ey.com

Report of Independent Registered Public Accounting Firm

Stockholder and Board of Directors
ING Financial Partners, Inc.

We have audited the accompanying consolidated statement of financial condition of ING Financial Partners, Inc. (the "Company," formerly Washington Square Securities, Inc., a wholly owned subsidiary of Lion Connecticut Holdings, Inc., which is a wholly owned subsidiary of ING America Insurance Holdings, Inc.) as of December 31, 2004, and the related consolidated statements of operations, changes in subordinated borrowings, changes in stockholder's equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purposes of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall consolidated financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of ING Financial Partners, Inc. (formerly Washington Square Securities, Inc.) as of December 31, 2004, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic consolidated financial statements taken as a whole. The supplemental information contained in Schedules I, II, and III is presented for purposes of additional analysis and is not a required part of the basic consolidated financial statements, but is supplemental information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the consolidated financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic consolidated financial statements taken as a whole.

Ernst & Young LLP

Atlanta, Georgia
February 15, 2005

ING Financial Partners, Inc.
(formerly Washington Square Securities, Inc.)
Consolidated Statement of Financial Condition
December 31, 2004

Assets		
Cash and cash equivalents	$	23,239,450
Cash segregated for regulatory purposes		337,862
Securities owned, at fair market value		3,300
Commissions and concessions receivable		9,040,299
Accounts receivable, net of allowance of $496,340		4,407,876
Due from affiliates, including $219,753 under tax allocation agreement		1,174,809
Prepaid expenses		539,897
Notes receivable		501,137
Deferred tax asset		6,198,238
Deferred compensation plans investment		8,585,577
Other assets		166,690
Total assets	$	54,195,135
Liabilities and stockholder's equity		
Liabilities:		
Commissions and concessions payable	$	8,343,585
Accounts payable and other accrued expenses		7,018,392
Due to affiliates, including $56,952 under tax allocation agreement		3,346,119
Subordinated borrowings		8,200,000
Deferred compensation plans accrued expenses		9,642,894
Other liabilities		843,822
Total liabilities		37,394,812
Stockholder's equity:		
Common stock; $10 par value; 5,000 shares authorized; 1,500 shares issued and outstanding		15,000
Additional paid-in capital		25,544,258
Accumulated deficit		(8,758,935)
Total stockholder's equity		16,800,323
Total liabilities and stockholder's equity	$	54,195,135

The accompanying notes are an integral part of these consolidated financial statements.

ING Financial Partners, Inc.
(formerly Washington Square Securities, Inc.)
Consolidated Statement of Operations
Year ended December 31, 2004

Revenues:		
Commissions	$	165,178,599
Interest and dividend income		496,645
Other		10,623,755
Total revenues		176,298,999
Expenses:		
Commissions		149,563,953
Salaries and employee benefits		7,467,762
Management fees paid to affiliates		14,070,469
Marketing and customer development		721,769
Occupancy and equipment rental		633,912
Other operating expenses		8,690,919
Total expenses		181,148,784
Loss before taxes		(4,849,785)
Income tax benefit:		
Current		(242,174)
Deferred		(1,406,524)
Total income tax benefit		(1,648,698)
Net loss	$	(3,201,087)

The accompanying notes are an integral part of these consolidated financial statements.

ING Financial Partners, Inc.
(formerly Washington Square Securities, Inc.)
Consolidated Statement of Changes in Subordinated Borrowings
Year ended December 31, 2004

Subordinated debt at January 1, 2004	$ -
Increases:	
Issuance of subordinated notes	8,200,000
Decreases:	
Payment of subordinated notes	-
Subordinated debt at December 31, 2004	$ 8,200,000

The accompanying notes are an integral part of these consolidated financial statements.

ING Financial Partners, Inc.
(formerly Washington Square Securities, Inc.)
Consolidated Statement of Changes in Stockholder's Equity

	Common Stock	Additional Paid-in Capital	Accumulated Deficit	Total
Balance at January 1, 2004	$ 15,000	$ 21,544,258	$ (5,557,848)	$ 16,001,410
Contribution from Parent	-	4,000,000	-	4,000,000
Net loss	-	-	(3,201,087)	(3,201,087)
Balance at December 31, 2004	$ 15,000	$ 25,544,258	$ (8,758,935)	$ 16,800,323

The accompanying notes are an integral part of these consolidated financial statements.

ING Financial Partners, Inc.
(formerly Washington Square Securities, Inc.)
Consolidated Statement of Cash Flows
Year ended December 31, 2004

Operating activities		
Net loss	$	(3,201,087)
Adjustments to reconcile net loss to net cash used in operating activities:		
Depreciation expense		46,197
Deferred income taxes		(1,406,524)
Changes in operating assets and liabilities:		
Cash segregated for regulatory purposes		268,282
Commissions and concessions receivable		396,581
Accounts receivable		(3,497,974)
Due from affiliates		(73,135)
Prepaid expenses		(294,280)
Notes receivable		(501,137)
Deferred compensation plans investment		(2,344,740)
Other assets		172,305
Commissions and concessions payable		(170,786)
Due to affiliates		(409,954)
Accounts payable and other accrued expenses		(2,798,953)
Deferred compensation plans accrued expenses		2,266,297
Other liabilities		58,133
Net cash used in operating activities		(11,490,775)
Financing activities		
Capital contribution from Parent		4,000,000
Subordinated borrowings		8,200,000
Net cash provided by financing activities		12,200,000
Net increase in cash and cash equivalents		709,225
Cash and cash equivalents at beginning of year		22,530,225
Cash and cash equivalents at end of year	$	23,239,450
Supplemental disclosure of cash flow information		
Cash received during the year for:		
Income taxes	$	151,554

The accompanying notes are an integral part of these consolidated financial statements.

1. Nature of Business and Ownership

ING Financial Partners, Inc. (formerly Washington Square Securities, Inc.) (the "Company") is a broker-dealer registered under the Securities Exchange Act of 1934 and is a member of the National Association of Securities Dealers. The Company is a wholly owned subsidiary of Lion Connecticut Holdings, Inc. (the "Parent"), which is a wholly owned subsidiary of ING America Insurance Holdings, Inc. ("ING AIH"). ING AIH is a wholly owned subsidiary of ING Groep N.V., a global financial services holding company based in The Netherlands.

On January 1, 2004, Locust Street Securities, Inc. ("LSSI") was merged into Washington Square Securities, Inc. ("WSSI"), and WSSI changed its name to ING Financial Partners, Inc. All balances as of January 1, 2004, have been restated to reflect the pooling and the results of operations represent the combined entities results from the date of the combination. Accordingly, assets and liabilities of WSSI were recorded by the Company at book value as of January 1, 2004. The combination was accounted for as a pooling of interest consistent with Accounting Principles Board Opinion No. 16, "Business Combinations" ("APB 16") as it represented a combination between entities under common control.

The consolidated financial statements include the Company and its wholly owned subsidiaries: WSSI Alabama Insurance Agency, Inc., WSSI Massachusetts Insurance Agency, Inc., WSSI Nevada, Inc., WSSI Ohio, Inc., WSSI Puerto Rico, Inc., and WSSI Texas, Inc., which are controlled by the Company. All significant intercompany accounts and transactions have been eliminated in consolidation.

The Company is a fully disclosed broker-dealer and clears all securities transactions through clearing brokers. The Company is exempt from Securities and Exchange Commission ("SEC") Rule 15c3-3. The Company does not carry customer accounts and is not required to make the periodic computation of reserve requirements for the exclusive benefit of customers.

2. Summary of Significant Accounting Policies

General

The preparation of consolidated financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers deposits that can be redeemed on demand and highly liquid investments that have original maturities of three months or less, when purchased, to be cash and cash equivalents.

Cash Segregated for Regulatory Purposes

Cash of $272,862 at December 31, 2004 has been segregated in a special account for regulatory purposes and for the exclusive benefit of customers under SEC Rule 15c3-3.

Cash of $40,000 at December 31, 2004 has been deposited in escrow account at the National Securities Clearing Corporation and $25,000 at Pershing, LLC as part of a related clearing agreement.

Securities Owned

Marketable securities that are bought and held principally for the purpose of selling them in the near term are classified as trading securities. Trading securities are carried at market value with the gains and losses, determined using the specific identification method, recognized currently in the consolidated statement of operations.

Accounts Receivable

Accounts receivable are shown at their net realizable value. Uncollectible accounts receivable are charged to operations during the period they are determined to be uncollectible.

Notes Receivable

The Company has lent money to certain of its representative agents under promissory note agreements that bear interest at various rates. The notes are guaranteed by deferred compensation. No allowance for bad debt was recorded as of December 31, 2004.

Income Taxes

Deferred income tax assets and liabilities result from temporary differences between the tax bases of assets and liabilities and their reported amounts in the consolidated financial statements that will result in taxable or deductible amounts in future years.

Premises and Equipment

Premises and equipment consist of computer software and is stated at cost less accumulated depreciation. Depreciation has been calculated using the straight-line method over the assets' estimated useful lives. The estimated service lives of computer software is from 2 to 7 years.
Maintenance and repairs are charged to expense and improvements are capitalized.

Revenue Recognition

Commission revenue and expense are recognized on a settlement-date basis, which is not materially different from trade-date basis.

Financial Instruments with Off-Balance Sheet Risk

The securities transactions of the Company's customers are introduced on a fully disclosed basis with a clearing broker-dealer. The Company holds no customer funds or securities. The clearing broker-dealer is responsible for execution, collection of and payment of funds, and receipt and delivery of securities relative to customer transactions. Off-balance-sheet risk exists with respect to these transactions due to the possibility that customers may be unable to fulfill their contractual commitments wherein the clearing broker-dealer may charge any related losses to the Company. The Company seeks to minimize this risk through procedures designed to monitor the creditworthiness of its customers and to ensure that customer transactions are executed properly by the clearing broker-dealer.

3. Income Taxes

The results of the Company's operations are included in the consolidated tax return of ING AIH. ING AIH and its subsidiaries each report current income tax expense as allocated under a consolidated tax allocation agreement. Generally, this allocation results in profitable companies recognizing a tax provision as if the individual company filed a separate return and loss companies recognizing benefits to the extent of their losses.

Income tax expense (benefit) consists of the following for the year ended December 31, 2004:

Current:		
Federal	$	(300,671)
State		58,497
		(242,174)
Deferred:		
Federal		(1,406,524)
Total	$	(1,648,698)

Variations from the federal statutory rate are as follows for the year ended December 31, 2004:

Expected federal income tax benefit at statutory rate of 35%	$	(1,697,425)
State income tax expense, net of federal benefit		38,023
Other		10,704
Income tax benefit	$	(1,648,698)

The difference between the income tax provision computed at the federal statutory rate and the effective income tax rate is primarily due to state income taxes and nondeductible expenses such as entertainment and meals.

Deferred income taxes have been established by each member of the consolidated group based upon the temporary differences within each entity. The Company did not have any deferred tax liabilities at December 31, 2004. Significant components of the Company's deferred tax assets at December 31, 2004 are as follows:

Deferred tax assets:		
Deferred compensation	$	2,808,563
Legal fees		1,847,996
Pension		757,852
Allowance for doubtful accounts		295,511
Bonuses		213,136
Other		185,896
Depreciation		89,284
Total deferred tax asset	$	6,198,238

Management has evaluated the need for a valuation allowance for the deferred tax asset and believes that the deferred tax asset will more likely than not be realized. Accordingly, no valuation allowance has been recognized

4. Related Party Transactions

ING Brokers Network, LLC ("ING BN") (an affiliated company) and ING AIH allocate a portion of their general administrative expenses to the Company based on volume, number of personnel, and activity. During the year ended December 31, 2004, the Company was charged $14,070,469 by ING BN and ING AIH.

Revenues and expenses recorded as a result of transactions and agreements with affiliates may not be the same as those recorded if the Company was not a wholly owned subsidiary of its Parent.

5. Employee Benefits

401(k) and Pension Plans

The employees of the Company are covered by a variety of employee benefit plans (both 401(k) and pension) that are administrated by affiliates. The different plans have various eligibility standards, vesting requirements, and guidelines for matching. The Company had no separate employee benefit plans in 2004, and relied on its affiliated companies to cover all eligible employees. All benefits that were paid by these affiliates were charged back to the Company for reimbursement. Plan expenses incurred by the Company included in the consolidated statement of operations were $1,891,190 for the year ended December 31, 2004.

Deferred Compensation Plan

The Company maintains deferred compensation plans (the "Plans") for registered representatives and other eligible employees. Under the Plans, if certain eligibility requirements are met, a participant may defer a portion of their income, including commission and fee earnings, as applicable. Such amounts are charged to salaries and employee benefits by the Company. Additionally, the Company may at its discretion allocate additional amounts to participants. Participants may elect to have all or a portion of their deferred compensation account indexed to rates of return on a variety of investment options, including a fixed rate option. The Company accrues interest to these participants based upon the actual rate of return on the underlying investment index choice. Such amounts are included in the Company's 2004 results of operations. The plans are unfunded; therefore, benefits are paid from the general assets of the Company. However, for one of the Plans, the Company has made investments that mirror amounts and elections of the participants, of which $8,585,577 is included as a deferred compensation plan investment on the consolidated statement of financial condition and is carried at market value. The total of net participant deferrals, which is reflected as a liability on the consolidated statement of financial condition, was $9,642,894 at December 31, 2004. Total interest expense related to the Plans, including Company discretionary amounts and net of the Company's investment results, was $4,835 for the year ended December 31, 2004.

6. Contingencies

The Company is party to a number of claims and lawsuits/arbitrations arising in the course of their normal business activities. Although the ultimate outcome of these claims cannot be ascertained at this time, it is the opinion of management that these matters, when resolved, will not have a material effect on the Company's results of operations or financial condition.

7. Subordinated Debt

The subordinated borrowings are available in computing net capital under the SEC's uniform net capital rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid. It is the Company's intention not to renew the secured demand note collateralizing agreements due at maturity on June 30, 2005 and September 30, 2005.

8. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital. The Company computes its net capital requirements under the alternative method provided for in Rule 15c3-1. The rule requires the maintenance of minimum net capital of the greater of $250,000 or 2% of aggregate debit items. At December 31, 2004, the Company had net capital of $8,792,190 which was $8,542,190 in excess of the required net capital of $250,000. The Company had no aggregate debit items at December 31, 2004.

Supplemental Information

ING Financial Partners, Inc.
(formerly Washington Square Securities, Inc.)
Computation of Net Capital
Pursuant to Rule 15c3-1 of the Securities and Exchange Commission
December 31, 2004 — **Schedule I**

Stockholder's equity	$	16,800,323
Other additions		
Subordinated debt		8,200,000
Non-allowable assets		
NSCC escrow deposit		40,000
Securities owned, at fair market value		3,300
Commissions and concessions receivable (aged or RIA)		1,986,859
Accounts receivable		4,407,876
Due from affiliates		1,174,809
Prepaid expenses		539,897
Notes receivable		501,137
Deferred tax asset		6,198,239
Other assets		166,689
Total non-allowable assets		15,018,806
Other deductions		
Fidelity bond deduction		20,000
Other		715,292
Net capital before haircuts		9,246,225
Haircuts on securities		
Haircuts on short term investments included in cash and cash equivalents		447,260
Debt securities		3,062
Other		3,713
Total haircuts on securities		454,035
Net capital	$	8,792,190
Computation of alternative net capital requirements - 2% of aggregate debit items (or $250,000, if greater) as shown in formula for reserve requirements pursuant to Rule 15c3-3, prepared as of date lof net capital computation	$	250,000
Excess net capital	$	8,542,190
Net capital in excess of 5% of aggregate debit items (or $120,000 if greater)	$	8,672,190

There were no material differences between the computation of net capital under Rule 15c3-1 included in this audited report and the computation included in the Company's corresponding unaudited Form X-17A-5 Part IIA filing as of December 31, 2004.

Exemptive Provision

The Company claims exemption from the requirements of Rule 15c3-3 under Section (k)(2)(i) of the Rule.

ERNST & YOUNG

Ernst & Young LLP
Suite 2800
600 Peachtree Street
Atlanta, Georgia 30308-2215

Phone: (404) 874-8300
www.ey.com

Supplementary Report of Independent Registered Public Accounting Firm on Internal Control Required by SEC Rule 17a-5 for a Broker-Dealer Claiming an Exemption from SEC Rule 15c3-3

Stockholder and Board of Directors
ING Financial Partners, Inc.
(formerly Washington Square Securities, Inc.)

In planning and performing our audit of the consolidated financial statements and supplemental schedules of ING Financial Partners, Inc. (the "Company," formerly Washington Square Securities, Inc.), for the year ended December 31, 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the criteria stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons,

2. Recordation of differences required by rule 17a-13, and

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned criteria. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of consolidated financial statements in accordance with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional criteria of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that internal control may become inadequate because of changes in conditions, or that the effectiveness of its design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the consolidated financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, and its operation that we consider to be material weaknesses as defined above.

We understand that practices and procedures that meet the criteria referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not meet such criteria in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004, to meet the SEC's criteria.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers and other regulatory agencies which rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Ernst + Young LLP

Atlanta, Georgia
February 15, 2005